J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, NY 10179

December 11, 2015

Via EDGAR

Re:	Spark Therapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-208227

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters (the “Underwriters”), hereby joins in the request of Spark Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m., Eastern time, on December 15, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several Underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours, By: J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President